Exhibit 99.5

CONFIDENTIAL UNTIL RELEASED

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Paul Murphy (353)-1-2769800	Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Announces Agreements to Strengthen Capital
Structure and Support Growth Initiatives

- Arrangements provide increased near-term funding and extend maturity of credit agreement to early 2027

- Equity settlement mechanisms also agreed for milestone payments and contingent acquisition consideration

DUBLIN, Ireland (December 23, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that it has entered into a series of agreements with funds managed by Perceptive Advisors designed to enhance the Company’s financial flexibility and to optimize its capital structure in support of its ongoing and future growth projects.

These transactions strengthen Trinity Biotech’s financial capacity and operational flexibility, enabling continued investment in its strategic growth priorities and reinforcing its ability to deliver advanced diagnostic and diabetes management solutions. The newly executed agreements also position Trinity Biotech to advance its long‑term growth agenda while supporting a further reduction in overall debt levels.

Overview of the Transactions

These agreements reflect a continued positive relationship between Trinity Biotech and Perceptive Advisors and underscore Perceptive Advisors’ support for the Company’s strategy and operating momentum.

Financial Summary

•
$5 million of new term-loan proceeds to strengthen liquidity and funding for continued investment in key strategic development pipeline initiatives, including the Company’s innovative continuous glucose monitoring solution, CGM+.

•	Up to $60 million in elective equitization capacity under the term-loan, potentially allowing for significant debt and cash interest cost reductions.
•	Equity settlement mechanisms for $5 million milestone payments and $7.5 million contingent obligations, potentially reducing cash requirements.

Second Amendment to Credit Agreement & Convertible Note

Trinity Biotech, certain of its subsidiaries, and Perceptive Credit Holdings III, L.P. executed a Second Amendment to the Company’s Sixth Amended and Restated Credit Agreement, which provides, among other things:

•	$5 million of additional term-loan funding.
•	Extension of the Credit Agreement maturity to January 15, 2027.
•
Issuance of a new Convertible Promissory Note, providing for the conversion, at Perceptive’s election, of up to $60 million of the existing term-loan into the Company’s American Depositary Shares (“ADS”) at the greater of a) 97% of the Volume Weighted Average Price (“VWAP”) at the time of conversion and b) a floor price of $1.03.

•	Conversions subject to a 9.9% beneficial ownership cap.

Conversion Rights Agreement

Trinity Biotech, certain of its subsidiaries, and Perceptive Credit Holdings II, L.P. entered into a Conversion Rights Agreement that, amongst other matters:

•
Allows Perceptive to satisfy a $5 million milestone payment obligation undertaken in connection with the acquisition of its continuous glucose monitoring solution (“CGM”) assets through the optional conversion of the cash payment into ADSs at the greater of a) 97% of VWAP at the time of conversion and b) a floor price of $1.03.

•
Terminates up to $15 million of contingent acquisition consideration undertaken in connection with the acquisition of its CGM assets in exchange for a $7.5 million payment, convertible into the Company’s ADSs, at Perceptive’s election at the greater of a) 97% of VWAP at the time of conversion and b) a floor price of $1.03.

•	Conversions subject to the 9.9% beneficial ownership cap.

Management Commentary

John Gillard, Trinity Biotech CEO, commented:

“We believe these developments place Trinity Biotech in a stronger strategic position to accelerate its innovation agenda, advancing our continuous glucose monitoring solution and other priority pipeline projects. The increased financial capacity and improved operational flexibility created by these arrangements enable us to focus on delivering impactful technologies in diabetes management and diagnostics, supporting the company’s growth trajectory and reinforcing the foundations for long‑term shareholder value.”

Important Notice Regarding Summaries

The descriptions contained in this press release are summaries only, do not purport to be complete, and are qualified in their entirety by reference to the agreements filed as exhibits to the Company’s Form 6-K filing of this date.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to reduce our debt and improve our capitalization, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.